Becton, Dickinson and Company
                                1 Becton Drive,
                       Franklin Lakes, New Jersey 07417



August 16, 2006

TriPath Imaging, Inc.
780 Plantation Drive,
Burlington, NC 27215

Attention:        Paul R. Sohmer, M.D.
                  Chief Executive Officer

Ladies and Gentlemen:

         Becton, Dickinson and Company ("BD") and TriPath Imaging, Inc. (the "Company") are currently exploring the feasibility of a business combination transaction involving BD and the Company (the "Transaction"). As an inducement to each party continuing to pursue the Transaction, the Company and BD agree to work in good faith to negotiate the Transaction with each other on an exclusive basis through 11:59 p.m. (New York City time) on August 25, 2006, or such later date as BD and the Company may agree in writing (the "Termination Date").

         From the date hereof until the Termination Date, none of the Company, any of its subsidiaries or any of their respective directors or officers shall (whether directly or indirectly through officers, directors, employees, affiliates, advisors, representatives, agents or other intermediaries), and the Company shall direct and use reasonable best efforts to cause its and its subsidiaries' respective officers, directors, employees, affiliates, advisors, representatives or other agents not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of any proposal or transaction that constitutes an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or its subsidiaries or afford access to the properties, books or records of the Company or its subsidiaries to, any person relating to, or who has made or disclosed to the Company that it is contemplating making, an Acquisition Proposal or (iii) accept or recommend an Acquisition Proposal or enter into any agreement, letter of intent or agreement in principle providing for or relating to an Acquisition Proposal or enter into any agreement, letter of intent or agreement in principle requiring the Company to abandon discussions relating to the Transaction, (iv) waive, terminate, modify or fail to enforce any provision of any contractual "standstill" or similar obligation of any person other than BD or (v) agree or publicly propose to do any of the foregoing. Notwithstanding the previous sentence, if at any time prior to the Termination Date, (x) the Company has received a bona fide unsolicited Acquisition
Proposal from a third party, then the Company may take any of the actions described in clauses (ii) - (iv) of the previous sentence to the extent that the board of directors of the Company concludes in good faith, after consultation with its independent outside legal and financial advisors, that failure to take such actions would result in a violation of its fiduciary responsibilities to the Company's stockholders under applicable law.

         For purposes of this letter agreement, "Acquisition Proposal" means any inquiry, offer or proposal regarding a merger, consolidation, share exchange, recapitalization, reclassification, liquidation or other business combination involving the Company or any of its subsidiaries that would constitute a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission (the "Significant Subsidiaries"), or the acquisition, disposition, purchase, sale or issuance in any manner directly or indirectly of 15% or more of any class of equity securities of, or economic or voting interest in, the Company or any of the Significant Subsidiaries or a substantial portion of the assets of the Company or any of the subsidiaries of the Company taken as a whole, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any person or the stockholders of such person beneficially owning 15% or more of any class of equity securities of, or economic or voting interest in, the Company or any of its Significant Subsidiaries or the surviving parent entity in such transaction, other than the transactions contemplated hereby.

         The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any person and any other activities conducted heretofore with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party. The Company will promptly (within 24 hours) following the receipt of any Acquisition Proposal advise BD of the substance thereof (including the identity of the person making, and the terms and conditions of, such Acquisition Proposal) and will keep BD apprised of any related developments, discussions and negotiations on a current basis (and in any event within 48 hours of the occurrence of such developments, discussions or negotiations).

         If prior to the Termination Date, the Company violates in any material respect its obligations set forth in the second paragraph of this letter agreement, then the Company shall pay to BD (or its designees) the sum of $5,000,000 (the "Termination Fee"), on the Termination Date.

         If prior to the Termination Date, the Company takes any of the actions described in clauses (ii)-(iv) of the first sentence of the second paragraph of this letter agreement and is otherwise in compliance with the terms of this letter agreement and within 3 months after the date hereof the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal resulting from the taking of such actions, then the Company shall pay to BD (or its designees), if BD has complied with the terms of this letter, the Termination Fee on the date of the consummation of any such transaction, if any such consummation occurs.

         This letter agreement may not be assigned by any party hereto by operation of law or otherwise without the express prior written consent of the other parties hereto. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in counterparts and shall be governed by the internal laws of the State of Delaware. The parties hereto agree that irreparable damage

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

would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof, that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity and that any requirement for the securing or posting of any bond in connection with such remedy is hereby waived.

         If the foregoing is acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement.



                 [Remainder of Page Intentionally Left Blank]


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



                          Sincerely,



                          Becton, Dickinson and Company


                          By:/s/ Edward J. Ludwig
                             -----------------------------------
                             Name:  Edward J. Ludwig
                             Title: Chairman of the Board,
                                    President and Chief Executive Officer



Accepted and agreed as of the date first written above:

TriPath Imaging, Inc.


By:/s/ Paul R. Sohmer, M.D.
   --------------------------------
   Name:  Paul R. Sohmer, MD.
   Title: Chairman, President and CEO


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